

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 16, 2017

Sheila Lirio Marcelo
President and Chief Executive Officer
Care.com, Inc.
77 Fourth Avenue, Fifth Floor
Waltham, Massachusetts 02451

      Re: **Care.com, Inc.**
              Registration Statement on Form S-3
              Filed August 10, 2017
              File No. 333-219883

Dear Ms. Marcelo:

      This is to advise you that we have not reviewed, and will not review, your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

                          Sincerely,

                          /s/ Celeste M. Murphy for

                          Larry Spirgel
                          Assistant Director
                          AD Office 11 - Telecommunications

cc: Susan L. Mazur, Esq.